Exhibit 99.2

Global Mofy Metaverse Limited Announces the Closing of $10 Million Follow-on Offering

Beijing, CHINA, Jan. 3, 2023 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the "Company" or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced that it closed its previously announced follow-on offering of $10 million of ordinary shares, par value $0.000002 per share (the "Ordinary Shares") and accompanying warrants at a price of $7.25 per share and accompanying warrants. In this institutional placement, the Company issued a total of 1,379,313 Ordinary Shares and common warrants ("Common Warrants") for the purchase of up to 2,068,970 Ordinary Shares at an exercise price of $8.00 per share to two institutional investors, which Common Warrants have a term of three years from the date of issuance. The net proceeds to the Company from this offering are approximately $8.9 million, after deducting placement agent fees and other estimated offering expenses.

FT Global Capital Inc. acted as the lead placement agent and Prime Number Capital LLC acted as placement agent for the transaction. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company and ArentFox Schiff LLP acted as U.S. securities counsel to the placement agents, in connection with the Offering.

“We are pleased to close this offering, particularly given the current macroeconomic backdrop. We appreciate the continued support and market recognition as we execute our business plan” said Mr. Yang Haogang, Chairman and CEO of Global Mofy Metaverse. “The proceeds provided by this offering will help facilitate our continued global business expansion and R&D of core technologies of the metaverse industry.”

These securities are being offered through a prospectus contained in the Company's effective registration statement on Form F-1 (SEC Filing No. 333-276277) which was declared effective by the Securities and Exchange Commission (the "SEC") on December 28, 2023. A final prospectus related to the offering was filed with the SEC and may be obtained via the SEC's website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and AI interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the use of proceeds of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metaverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214